Exhibit 99.1

Impac Mortgage Holdings, Inc. Announces First Quarter 2022 Results

Irvine, CA, May 12, 2022 -- Impac Mortgage Holdings, Inc. (NYSE American: IMH) (the “Company” or “we”) announces its financial results for the quarter ended March 31, 2022.

For the first quarter of 2022, the Company reported a net (loss) of $(1.2) million, or $(0.07) per diluted common share, and core (loss) of $(13.0) million or $(0.61) per diluted common share, as compared to a net (loss) of $(683) thousand, or $(0.03) per diluted common share, and core (loss) of $(262) thousand, or $(0.01) per diluted common share, for the first quarter of 2021.

Core earnings (loss) is not considered an accounting principle generally accepted in the United States of America (“non-GAAP”). Core earnings (loss) is a financial measurement calculated by adjusting GAAP earnings before tax to exclude certain non-cash items, such as fair value adjustments and mark-to-market of mortgage servicing rights (MSRs), and legacy non-recurring expenses. The Company believes core earnings (loss) more accurately reflects the Company’s current business operations of mortgage originations. Core earnings (loss) adjusts GAAP operating income by excluding non-cash items that fluctuate due to market rates, inputs or assumptions rather than management’s determination of fundamental operating income (loss) that reflects the Company’s current business operations. See the discussion and reconciliation of non-GAAP core earnings (loss) further below under “Non-GAAP Financial Measures.”

Results of Operations	For the Three Months Ended
(in thousands, except share data)	March 31,	December 31,	March 31,
(unaudited)	2022	2021	2021
Revenues:
Gain on sale of loans, net	$5,955	$14,861	$20,131
Servicing expense, net	(12)	(39)	(119)
Gain (loss) on mortgage servicing rights, net	111	(68)	38
Real estate services fees, net	185	212	210
Other	951	(29)	324
Total revenues, net	7,190	14,937	20,584
Expenses:
Personnel expense	11,921	13,204	14,924
Business promotion	2,301	2,249	1,193
General, administrative and other	5,135	5,040	5,181
Total expenses	19,357	20,493	21,298
Operating loss:	(12,167)	(5,556)	(714)
Other income:
Net interest income	116	403	660
Change in fair value of long-term debt	1,642	1,459	1,025
Change in fair value of net trust assets	9,248	7,284	(1,673)
Total other income, net	11,006	9,146	12
(Loss) earnings before income taxes	(1,161)	3,590	(702)
Income tax expense (benefit)	23	8	(19)
Net (loss) earnings	$(1,184)	$3,582	$(683)
Other comprehensive loss:
Change in fair value of instrument specific credit risk	(2,269)	(1,148)	(1,667)
Total comprehensive (loss) earnings	$(3,453)	$2,434	$(2,350)

Diluted weighted average common shares	21,417	21,359	21,294
Diluted (loss) earnings per share	$(0.07)	$0.15	$(0.03)

Net loss for the three months ended March 31, 2022 increased to $1.2 million as compared to $683 thousand for the three months ended March 31, 2021. The quarter over quarter increase in net loss was primarily due to a $14.2 million decrease in gain on sale of loans, net, partially offset by a $11.0 million increase in other income and a $1.9 million decrease in operating expenses. The decrease in gain on sale of loans, net for the first quarter of 2022 was due to the increase in interest rates beginning in the fourth quarter of 2021. This change, coupled with a significant increase in credit spreads during the first quarter of 2022, resulted in a substantial over supply of low coupon originations causing a severe decline in margins and diminishing capital market distribution exits for originators reliant upon an aggregation execution model. As a result, we began to increase the coupon on our loan products in January 2022, which resulted in significantly reduced origination volumes during the first quarter of 2022. For the three months ended March 31, 2022, we originated $482.1 million, with margins of 124 basis points (bps), as compared to $849.9 million of originations in the first quarter of 2021, with margins of 237 bps. Offsetting the increase in net loss was an increase in other income of $11.0 million as a result of the sale of the legacy securitization portfolio, which resulted in a $9.2 million increase in fair value during the quarter as well as a $1.6 million increase in fair value of our long-term debt. Additionally, operating expenses were lower during the first quarter of 2022 due to a reduction in variable compensation commensurate with reduced originations as well as a slight reduction in headcount to support reduced volume.

Total expenses decreased by $1.9 million, or 9%, to $19.4 million for the three months ended March 31, 2022, compared to $21.3 million for the comparable period in 2021. Personnel expense decreased $3.0 million to $11.9 million for the three months ended March 31, 2022 as compared to the same period in 2021. The decrease in personnel expense was primarily related to a reduction in variable compensation as a result of the reduction in originations during the first quarter of 2022 as well as a slight reduction in headcount as compared to 2021. As a result, average headcount decreased 10% for the three months ended March 31, 2022 as compared to the same period in 2021. Although personnel expense decreased during the first quarter of 2022, it increased to 247 bps of fundings as compared to 176 bps for the comparable 2021 period.

Business promotion expense increased $1.1 million to $2.3 million for the three months ended March 31, 2022 as compared to $1.2 million for the same period in the prior year. Business promotion previously remained low as a result of prior quarters’ more favorable interest rate environment requiring significantly less business promotion to source leads. Beginning in second quarter of 2021, we began to increase our marketing expenditures in an effort to more directly target NonQM production in the retail channel, continue production expansion outside of California and maintain our lead volume as competition increased. Although we continue to source leads through digital campaigns, which allows for a more cost effective approach, the recent competitiveness among other lenders for NonQM production within the California market has driven up advertising costs.

General, administrative and other expenses were flat at $5.1 million for the three months ended March 31, 2022, as compared to the same period in 2021. During the three months ended March 31, 2022, general, administrative and other expenses decreased by $46 thousand as a result of a $136 thousand decrease in data processing expenses primarily related to a reduction in fundings during the period, a $138 thousand reduction in equipment expense related to a $102 thousand loss on disposal of equipment in the prior year as well as a $71 thousand decrease in legal expenses. Partially offsetting the decline in general, administrative and other expenses was a $337 thousand increase in professional fees associated with preparation and planning for a loan origination system consolidation and implementation.

Origination Data
(in millions)
Total Originations	Q1 2022	Q4 2021%		Q1 2021%
Retail	$288.9	$497.3	-42%	$773.1	-63%
Wholesale	$193.2	$262.1	-26%	$76.8	152%
Total Originations	$482.1	$759.4	-37%	$849.9	-43%

NonQM Originations	Q1 2022	Q4 2021	%	Q1 2021	%
Retail	$124.7	$129.1	-3%	$1.2	10292%
Wholesale	$189.6	$253.0	-25%	$13.5	1304%
NonQM Originations	$314.3	$382.1	-18%	$14.7	2038%

During the first quarter of 2022, total originations were $482.1 million as compared to $759.4 million in the fourth quarter of 2021 and $849.9 million in the first quarter of 2021. The decrease in originations as compared to the fourth and first quarters of 2021, was due to the significant increase in interest rates which began in the fourth quarter of 2021, resulting in a reduction in refinance volume due to the number of loans that had previously refinanced during the preceding historically low interest rate environment. While we began to shift our origination focus away from more rate and margin sensitive conventional originations during the first quarter of 2021, the increase in interest rates, which began in the fourth quarter of 2021, caused a significant increase in credit spreads, resulting in a substantial over supply of low coupon originations causing a severe decline in margins and diminished capital market distribution exits for originators reliant upon an aggregation execution model. As a result, we began to increase the coupon on our loan products in January 2022, which significantly reduced our origination volumes during the first quarter of 2022 as compared to the fourth quarter of 2021. We continue to manage our headcount, pipeline and capacity to balance the risks inherent in an aggregation execution model.

We continue to believe there is an underserved mortgage market for borrowers with strong credit who may not meet the qualified mortgage (QM) guidelines set out by the Consumer Financial Protection Bureau. During the fourth quarter of 2021, we originated $382.1 million in NonQM loans and were on pace to exceed our fourth quarter 2021 NonQM originations during the first quarter of 2022, prior to the recent dislocation in NonQM pricing as a result of widening credit spreads.

Correspondingly, during the first quarter of 2022, NonQM originations decreased to $314.3 million from $382.1 million during the fourth quarter, but up from $14.7 million during the first quarter of 2021. During the first quarter of 2022, NonQM originations represented 65% of our total originations, which was an increase over the fourth quarter of 2021, when NonQM originations represented 50% of our total originations and only 2% of our total originations during the first quarter of 2021.

In the first quarter of 2022, our NonQM originations had a weighted average Fair Isaac Company (FICO) credit score of 740 and a weighted average loan-to-value (LTV) ratio of 66%. For the year ended December 31, 2021, our NonQM originations had a weighted average FICO of 747 and a weighted average LTV of 65%.

The mortgage servicing portfolio increased to $74.1 million at March 31, 2022 as compared to $71.8 million at December 31, 2021, and $40.7 million at March 31, 2021. We continue to sell whole loans on a servicing released basis to investors and selectively retain GNMA mortgage servicing.

The servicing portfolio generated net servicing expense of $12 thousand in the first quarter of 2022, as compared to net servicing expense of $119 thousand in the first quarter of 2021, as a result of the previous servicing sales in the second and third quarters of 2020. Despite the increase in UPB of the servicing portfolio during 2022, we continue to recognize a servicing expense related to interim subservicing and other servicing costs due to the relatively small UPB of our current servicing portfolio.

In March 2022, we sold our residual interest certificates, and assigned certain optional termination and loan purchase rights relating to 37 securitizations that closed between 2000 and 2007, which entails the entire legacy securitization portfolio within our long-term mortgage portfolio. Pursuant to the terms of the sale agreement, the purchaser paid the Company an aggregate cash purchase price of $37.5 million In March 2022, we recorded a $9.2 million increase in fair value, net of $277 thousand in transaction costs related to the transfer of the legacy securitization portfolio.

At March 31, 2022, cash increased $41.0 million to $70.6 million from $29.6 million at December 31, 2021. Cash balances increased primarily due to the aforementioned $37.5 million sale and transfer of the legacy securitization portfolio during the first quarter of 2022.

Summary Balance Sheet	March 31,	December 31,
(in thousands, except per share data)	2022	2021
ASSETS
Cash	$70,566	$29,555
Mortgage loans held-for-sale	160,422	308,477
Mortgage servicing rights	856	749
Securitized mortgage trust assets	-	1,642,730
Other assets	37,746	41,260
Total assets	$269,590	$2,022,771

LIABILITIES & STOCKHOLDERS' EQUITY
Warehouse borrowings	$150,721	$285,539
Debt	67,549	66,536
Securitized mortgage trust liabilities	-	1,614,862
Other liabilities	44,575	45,898
Total liabilities	262,845	2,012,835
Total equity	6,745	9,936
Total liabilities and stockholders’ equity	$269,590	$2,022,771

Book value per share	$0.31	$0.47
Tangible Book value per share	$0.31	$0.47

As previously announced, the Company intends to solicit the votes by consent solicitation of its Series B Preferred Stock and Series C Preferred Stock to proposed amendments to the provisions of the Company’s charter (the “Proposed Amendments”) to (1) permit closing of a proposed exchange offer, described below (the “Exchange Offer”), without payment of any accrued or accumulated dividends on any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, and (2) provide that, following the effectiveness of the Proposed Amendments and the Exchange Offer, the remaining outstanding shares of Series B Preferred Stock and Series C Preferred Stock would be subject to redemption at the election of the Company or the holders of any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be, for the following redemption consideration: (i) for each outstanding share of Series B Preferred Stock, subject to potential escrow or reduction to reflect the payment of any attorneys’ fees or costs that are the subject of any petition therefor filed by any attorneys representing holders of Series B Preferred Stock or any order entered by a court in respect of any such petition, (a) cash in the amount of $5.00 and (b) twenty (20) shares of Common Stock and (ii) for each outstanding share of Series C Preferred Stock, (a) cash in the amount of $0.10; (b) 1.25 shares of Common Stock and (c) a warrant to purchase 1.5 shares of Common Stock at a purchase price of $5.00 per share of Common Stock.

In the proposed Exchange Offer, the Company currently intends to offer to repurchase each outstanding share of Series B Preferred Stock and each outstanding share of Series C Preferred Stock in exchange for the corresponding redemption consideration described above, and, with respect to the Series B Preferred Stock after giving effect to any attorneys’ fees or costs ordered to be paid from such consideration. Closing of the Exchange Offer, if effected by the Company, is expected to be contingent upon the approval of the Proposed Amendments by the stockholders of the Company, which will require the affirmative vote of holders of at least each of 66 2/3% of the outstanding shares of Series B Preferred Stock, 66 2/3% of the outstanding shares of Series C Preferred Stock and a majority of the outstanding shares of Common Stock, compliance with Maryland law regarding limitations on distributions to stockholders, and acceptance for record of the Proposed Amendments by the State Department of Assessments and Taxation of Maryland.

Mr. George A. Mangiaracina, Chairman and CEO of Impac Mortgage Holdings, Inc., commented, “The Company’s first quarter results evidence that Impac is not immune from the market dislocation that continues to challenge the industry. The sell-off in interest rates, coupled with the widening of credit spreads over the last two quarters, has reduced the addressable market and compressed the margins for the Company’s product offerings. We continue to navigate this environment by remaining disciplined in our origination approach and vigilant in our capital markets activities.”

Mr. Mangiaracina further commented, “In addition to managing our core business, the Company has also been focused on solving for some long standing legacy matters.  In March, the Company finalized the sale, at a fair value gain to previous quarters’ carrying values, of substantially all of its pre-subprime crisis legacy securities. The sale removed complexity from our financial reporting and enhanced our working capital and liquidity position. Also, as previously disclosed, in April, the Company entered into voting agreements with certain of its Convertible Note, Preferred Stock and Common Stock holders to agree to extend outstanding debt and exchange preferred equity, which would align stakeholder interests that have been impacted by on-going litigation since the Company’s tender exchange offer for the Preferred Securities in 2009.  Should the exchange offer and redemption transactions take effect, the Company believes it will be positioned to engage in capital raise and corporate finance activities, absent the overhang of an intractable legacy capital structure.”

Non-GAAP Financial Measures

This release contains core earnings (loss) and per share as performance measures, which are considered non-GAAP financial measures, to further aid our investors in understanding and analyzing our core operating results and comparing them among periods. Core earnings (loss) and core earnings (loss) per share exclude certain items that we do not consider part of our core operating results. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for net earnings before income taxes, net earnings or diluted earnings per share (EPS) prepared in accordance with GAAP.

Net earnings (loss) includes certain fair value adjustments and mark-to-market of MSRs, which are non-cash items, and non-recurring expense that are not related to current operating results. Core earnings (loss), is considered a non-GAAP financial measurement. Although we are required by GAAP to record these fair value adjustments and mark-to-market values, management believes core earnings (loss) is more useful to discuss the ongoing and future operations of the Company because by excluding non-cash items that fluctuate due to market rates, inputs or assumptions, this financial metric reflects the Company’s current business operations of mortgage originations. The tables below provide a reconciliation of non-GAAP core earnings (loss) and per share non-GAAP core earnings (loss) to GAAP net earnings (loss):

	For the Three Months Ended
Core Earnings (Loss)	March 31,	December 31,	March 31,
(in thousands, except per share data)	2022	2021	2021
(Loss) earnings before income taxes:	$(1,161)	$3,590	$(702)

Change in fair value of mortgage servicing rights	(143)	(32)	(50)
Change in fair value of long-term debt	(1,642)	(1,459)	(1,025)
Change in fair value of net trust assets, including trust REO gains	(9,248)	(7,284)	1,673
Legacy corporate-owned life insurance (1)	(816)	166	(158)
Core loss before tax	$(13,010)	$(5,019)	$(262)

Diluted weighted average common shares	21,417	21,359	21,294
Diluted core loss per common share before tax	$(0.61)	$(0.23)	$(0.01)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Diluted (loss) earnings per common share	$(0.07)	$0.15	$(0.03)
Adjustments:
Cumulative non-declared dividends on preferred stock	0.02	0.02	—
Change in fair value of mortgage servicing rights	(0.01)	—	—
Change in fair value of long-term debt	(0.08)	(0.07)	(0.05)
Change in fair value of net trust assets, including trust REO gains	(0.43)	(0.34)	0.08
Legacy corporate-owned life insurance	(0.04)	0.01	(0.01)
Diluted core loss per common share before tax	$(0.61)	$(0.23)	$(0.01)

Conference Call

The Company will hold a conference call on May 13, 2022, at 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time) to discuss the Company’s financial results and business outlook and answer investor questions. After the Company’s prepared remarks, management will host a Q&A session. To submit questions via email, please email your questions to Justin.Moisio@ImpacMail.com. Investors may participate in the conference call by dialing (844) 265-1560 conference ID number 9115489 or accessing the webcast via our website at http://ir.impaccompanies.com. Dial-in 15 minutes prior to the scheduled start time to participate in the conference call. The conference call will be archived on the Company's website at http://ir.impaccompanies.com.

Important Additional Information And Where To Find It

The Company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the Company’s common shareholders in connection with the matters to be considered at the Company’s special meeting of shareholders relating to the Exchange Offer (“Special Meeting”). Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise can be found in the Company’s proxy statement for its 2022 Annual Meeting of Shareholders, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022. The proxy statement and all other documents filed with the SEC by the Company are available free of charge at the SEC’s website at www.sec.gov. The Company intends to file a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Company’s Special Meeting. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth therein. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, the accompanying proxy card, and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the Company’s corporate website at www.impaccompanies.com, or by writing to the Company’s Corporate Secretary at Impac Mortgage Holdings, Inc., 19500 Jamboree Road, Irvine, California 92612.

In connection with the Exchange Offer and consent solicitation, a registration statement on Form S-4, a tender offer statement on Schedule TO, and related documents and amendments thereto relating to the Exchange Offer and consent solicitation will be filed by the Company with the Securities and Exchange Commission. The Series B Preferred Stock and Series C Preferred Stock may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This earnings release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of such securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Holders of the Series B Preferred Stock and Series C Preferred Stock are strongly advised to read the registration statement, tender offer statement and other related documents and amendments thereto when available because these documents will contain important information. Such holders will be able to obtain copies of the Exchange Offer materials from the Company at the Company address set forth above or at the SEC’s website, www.sec.gov. The Company is not making any recommendation to holders of outstanding Series B Preferred Stock and Series C Preferred Stock as to whether they should tender their shares pursuant to the Exchange Offer and consent solicitation.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward looking terminology, such as “may,” “capable,” “will,” “intends,” “believe,” “expect,” “likely,” “potentially”” appear,” “should,” “could,” “seem to,” “anticipate,” “expectations,” “plan,” “ensure,” “desire,” or similar terms or variations on those terms or the negative of those terms. The forward-looking statements are based on current management expectations. Actual results may differ materially as a result of several factors, including, but not limited to the following: impact on the U.S. economy and financial markets due to the outbreak and continued effect of the COVID-19 pandemic, our ability to successfully consummate the Exchange Offer and receive the requisite consents for the Proposed Amendments; any adverse impact or disruption to the Company’s operations; changes in general economic and financial conditions (including federal monetary policy, interest rate changes, and inflation); increase in interest rates, inflation, and margin compression; ability to successfully sell aggregated loans to third-party investors; successful development, marketing, sale and financing of new and existing financial products, including NonQM products; recruit and hire talent to rebuild our TPO NonQM origination team, and increase NonQM originations; volatility in the mortgage industry; performance of third-party sub-servicers; our ability to manage personnel expenses in relation to mortgage production levels; our ability to successfully use warehousing capacity and satisfy financial covenants; increased competition in the mortgage lending industry by larger or more efficient companies; issues and system risks related to our technology; ability to successfully create cost and product efficiencies through new technology including cyber risk and data security risk; more than expected increases in default rates or loss severities and mortgage related losses; ability to obtain additional financing through lending and repurchase facilities, debt or equity funding, strategic relationships or otherwise; the terms of any financing, whether debt or equity, that we do obtain and our expected use of proceeds from any financing; increase in loan repurchase requests and ability to adequately settle repurchase obligations; failure to create brand awareness; the outcome of any claims we are subject to, including any settlements of litigation or regulatory actions pending against us or other legal contingencies; and compliance with applicable local, state and federal laws and regulations.

For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see our latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q we file with the Securities and Exchange Commission and in particular the discussion of “Risk Factors” therein. This document speaks only as of its date and we do not undertake, and expressly disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements except as required by law.

About the Company

Impac Mortgage Holdings, Inc. (IMH or Impac) provides innovative mortgage lending and real estate solutions that address the challenges of today’s economic environment. Impac’s operations include mortgage lending, servicing, portfolio loss mitigation, real estate services, and the management of the securitized long-term mortgage portfolio, which includes the residual interests in securitizations.

For additional information, questions or comments, please call Justin Moisio, Chief Administrative Officer at (949) 475-3988 or email Justin.Moisio@ImpacMail.com. Website: http://ir.impaccompanies.com or www.impaccompanies.com